[Maiden Letterhead]

October 15, 2010

Via EDGAR and Facsimile (202) 772-9291
Mr. John L. Krug
Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Maiden Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 16, 2010
Schedule 14A
Filed April 6, 2010
File No. 001-34042

Dear Mr. Krug:

We are in receipt of your letter dated September 30, 2010 (the “New Comment Letter”), setting forth comments of the Division of Corporation Finance (the “Staff”) regarding our response letter dated August 12, 2010 (the “Original Response”) to your comments in the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and the Proxy Statement on Schedule 14A filed April 6, 2010 for Maiden Holdings, Ltd. (the “Company”).

We have carefully considered the Staff’s comments and set forth our responses below.  For the convenience of the Staff, each numbered paragraph response herein corresponds to the same numbered paragraph in the New Comment Letter.

Compensation Discussion and Analysis

1.
We note your response to comment 5 and have the following comment.  You have expanded the proposed discussion to include a discussion of four corporate objectives: return on equity, ratio objectives, growth in premiums, and expense control, and you have also articulated nine bulleted specific factors considered by the compensation committee when considering incentive awards.  However, you have not articulated whether and how each of your executive officers met or contributed to these objectives or rating factors.  As previously requested, please expanded the discussion to provide a more detailed specific description and quantification of the contribution for each named executive officer.

John L. Krug
Division of Corporation Finance
October 15, 2010

In response to the Staff’s comment, the Company stands by its statement in the Proxy and the Original Response that our bonus policy awards each named executive officer for his or her individual contribution to our profits.  To further illustrate this concept in response to the Staff’s comment, the Original Response proposed the following disclosure to wholly replace the section on pages 15-17 entitled “Executive Compensation” is repeated below, with our additional disclosure to the New Comment Letter in red.  Please note that the “CEO annual incentive award” in the Original Response already articulates how the CEO met or contributed to these objectives or rating factors.

Executive Compensation

We believe that the Company’s compensation packages provide a reasonable arrangement of pay elements that align executive incentives with the creation of shareholder value, and bonuses and stock option awards that are dependent on, and strictly tied to, the Company’s performance and only paid upon the achievement of business goals and key business metrics.  Our executive compensation policy includes the following fixed and variable elements:

Fixed Compensation

Salary.  The base salaries provided to our named executive officers are designed to deliver an annual salary at a level consistent with individual experience, skills and contributions to the Company, and is consistent with levels paid by direct and indirect competitors in the reinsurance marketplace.  The Compensation Committee generally establishes executive officer base salaries at base compensation levels consistent with benchmark compensation levels for executives with similar job responsibilities at our peer group companies (ACE Group, Argo Group, Caitlin, Inc., Everest Reinsurance, General Reinsurance Corporation, Munich Re-America, Odyssey Reinsurance, Partner Reinsurance Company of the US, Platinum Underwriters Reinsurance, Inc., QBE, Reinsurance Group of America, SCOR Reinsurance Company, Swiss Reinsurance, Transatlantic Holdings, White Mountains Re Services and XL Reinsurance).  The annual base salary of each of the named executive officers except for Mr. Haveron is set in each of their employment agreements and is reviewed on an annual basis. The Compensation Committee determines the CEO’s compensation after consultation with each director on the Board as well as the Company’s outside compensation consultant, and reviews the recommendations of the CEO concerning the compensation of the other named executive officers and makes determinations with respect thereto.  In March 2010, at the recommendation of the CEO, the Compensation Committee raised Ms. Schmitt’s salary from $550,000 to $566,500, Mr. Haveron’s salary from $300,000 to $350,000, and chose to maintain the base salary of Messrs. Raschbaum and Marshaleck at $1,000,000 and $600,000, respectively.

John L. Krug
Division of Corporation Finance
October 15, 2010

Benefits. The Company seeks to provide benefit plans, such as health and welfare programs to provide life, 401(k), health and disability benefits to our employees, in line with applicable market conditions. These health and welfare plans help ensure that the Company has a productive and focused workforce through reliable and competitive health and other benefits. The named executive officers are eligible for the same benefit plans provided to all other employees.

The Company provides certain of our named executive officers with other benefits that the Company and the Compensation Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain key employees. These benefits are specified in our named executive officers’ employment agreements.  Many of these benefits relate to those executives, such as Messrs. Raschbaum and Marshaleck, who reside and/or work in Bermuda and are typical of such benefits provided to expatriates in Bermuda. Examples of these benefits for Bermuda-based expatriates include housing and housing gross up allowances.  These benefits are described under “Summary Compensation Table” and “Employment Agreements” below.

Variable Compensation

Summary of Bonus Determinations.  At the beginning of each year, our Compensation Committee sets an aggregate target bonus pool for all employees for the upcoming year, which constitutes the sum of the individual bonuses at target performance for each employee.  Individual bonus targets for named executive officers are set by the Compensation Committee and reflect both the judgments of the Compensation Committee and industry benchmarking.  For the balance of eligible employees, these targets are established by management using similar benchmarking along with management judgment.  The Compensation Committee also sets targets for each of the key company performance metrics that will guide its determination of what percentage of the aggregate target bonus pool it will fund at the end of the year, which ranges from 0% of 200% of the aggregate target depending upon results.  The Compensation Committee retains discretion to adjust the performance metrics at the end of the year based on developments in the industry and at the Company.  After the year is completed, the Compensation Committee determines the aggregate size of the company bonus pool for the preceding year based on the Company’s performance, and then determines the manner in which the pool will be divided among the named executive officers and other employees, based on the methodology described below, which includes discretion to recognize subjective elements of individual performance and contributions.

Our bonus policy awards each named executive officer (except for the chief executive officer whose bonus is determined as described below) for his or her individual contribution to our profits for the fiscal year via our annual incentive pool (“AIP”).  The AIP targets are determined by the Compensation Committee and reward the achievement of certain objective measurable company-wide performance metrics, which the Compensation Committee maintains discretion to adjust.  We believe that the policy of paying a bonus helps us attract qualified employees and provides an additional incentive for them to join a company with a limited track record.

John L. Krug
Division of Corporation Finance
October 15, 2010

During 2009, each of the named executive officers in particular were instrumental in the integration of GMAC RE (acquired in November 2008) with and into the Company, as well as development and implementation of the business strategy and the establishment of an effective risk management framework for the combined Company.  In addition, the Company’s financial results in 2009 resulted in $61.06 million net income on gross premiums written of $1.05 billion in challenging market conditions, while substantially increasing in the Company’s book value per share from $8.70 to $9.62.  For these reasons, the Compensation Committee unanimously decided to award annual incentive grants to the named executive officers and all employees within the framework of the Company’s CEO annual incentive award and the AIP.

CEO annual incentive award.  The Compensation Committee determined that the CEO’s target bonus would be contingent on the achievement of objective and subjective standards weighted as follows:  65% of the annual incentive was based on the objective performance metrics established for the corporate AIP.  These performance metrics were achieved as described below.  The Compensation Committee determined that the Company’s performance supported the award of the full portion of the 65% of the CEO’s target bonus tied to objective standards.  The remaining 35% of the target bonus was based on a subjective standard via the Compensation Committee’s assessment of the CEO’s critical management and leadership accomplishments.  For 2009, the Committee considered the CEO’s effectiveness in developing and implementing:

1.	the Maiden business strategy;
2.	the integration of GMAC RE with and into the Company;
3.	an effective risk management framework for the Company;
4.	a Maiden leadership team; and
5.	working with the Board of Directors and the shareholders.

Based on the Committee’s review and discussion with the Company’s outside compensation consultant and internal parties (including the Chairman of the Board), the Committee unanimously agreed that the CEO’s performance supported the awarding of the remaining 35% of the CEO’s target bonus attributable to subjective factors.

To confirm its conclusions, the Committee requested and received a top level benchmarking analysis of CEO compensation from its outside compensation consultant, focusing in particular on other Bermuda reinsurance companies.  Such analysis concluded that Mr. Raschbaum’s compensation was within the range of cash compensation to similarly situated CEOs.  As a result of the foregoing, the Committee awarded Mr. Raschbaum an annual incentive award of 100% of his base salary, or $1,000,000.

Annual incentive pool.  The AIP is designed to reward our employees, including our non-CEO named executive officers, based on achieving targets in the four performance areas:

John L. Krug
Division of Corporation Finance
October 15, 2010

•	targeted return on equity
•	achievement of combined ratio objectives
•	growth in written premium, and
•	controlling expenses.

All of our employees are eligible to earn annual incentive compensation.  Our annual incentive compensation is paid in February or March for the prior year’s performance, and approval by the Compensation Committee is required.  An aggregate bonus pool target is established each year, based on the sum of all of the individual employee target bonus amounts.  Employee targeted bonus amounts are determined by the employee’s position and benchmarked with other reinsurance companies’ positions based on information from various independent annual surveys and services.

The actual amount of the annual incentive pool is determined by the Compensation Committee and was based in fiscal 2009 on achieving the following performance metrics:  return on equity (40% of the annual incentive calculation), combined ratio target (30%), revenue growth (20%) and operating expense targets (10%).  The Compensation Committee maintains discretion to modify the performance metrics based on developments in the industry, in the market and the Company during the year.  At a performance level of 75% of the target performance metrics, 50% of the targeted annual incentive pool would be awarded.  For performance levels below the 75% performance level, no annual incentive compensation would be paid.  For performance levels at 150% and above target performance, the annual incentive bonus pool would be capped at 200% of the targeted annual incentive pool.

Return on equity – Return on equity (or ROE) as a measure of performance is highly correlated to market value and ultimately the creation of shareholder value.  As a measurement, it is a proxy for the relationship between net income and the book value of the Company.  The Board in consultation with the CEO establishes annual bonus target levels that are consistent with the objective of ultimately achieving a medium term goal of 15% annual ROE.  Recognizing the impact on ROE from both the current low yield investment environment and the significant increase in the Company’s book value, the Board of Directors chose to modify the ROE metric when deciding to fund the 2009 AIP.

Combined ratio – Underwriting profit is a critical component of operating performance and the combined ratio reflects the margin by which insurance earned revenues exceed operating costs and reinsured losses.  The Company utilizes this metric to evaluate its underwriting effectiveness at a contract and aggregate portfolio basis.  This metric is also measured at the underwriting team level and ultimately impacts individual compensation.  For Maiden, the group’s target metric is a 96% or lower combined ratio.

John L. Krug
Division of Corporation Finance
October 15, 2010

Revenue growth rate – While the reinsurance sector is a mature market with pronounced underwriting cycles that reflect the competitive nature of the market, over time, Maiden management believes that its competitive advantages should enable the Company to grow at a level in excess of the broader industry growth trends.  While this metric is an important measure of the effectiveness of the Company’s business model and market acceptance, it receives a significantly lower weighting that ROE and combined ratio in recognition of the fact that in a cyclically mature market, competition in the reinsurance sector may at times reach a level where growth opportunities at acceptable margins are limited.

Operating expense - Reflecting the mature market dynamics of the reinsurance sector, a critical element of Maiden’s business model is operating efficiency.  Maiden targets the maintenance of operating expense relativities (operating expenses measured against net earned premium) within the most efficient quartile among industry participants of operating efficiency on an annual basis.  It is believed that loss costs being equal, the relative operational efficiency of Maiden can further differentiate the Company in both profit margin and cost competitiveness.  The Board of Directors establishes this metric on an annual basis based on the business plan developed by management.

The targets for the 2009 fiscal year, adopted by the Compensation Committee in February 2009, were a 15% return on equity, 96% combined ratio, 10% revenue growth and an achievement of targeted operating expense levels of $48 million.  The following chart compares the target and the actual figures attained by the Company and the resulting aggregate employee bonus pool funded in fiscal 2009:

Business performance		2009	2009	2009 AIP Payout
Metric	Weight	Target	Actual	%
Return On Equity*	40%	15%	11.4%*	20.8%
Combined Ratio	30%	96%	96%	30%
Revenue Growth**	20%	10%	44.2%	40%
Operating Expenses	10%	$48 million	$48 million	10%
Total				100%

* The original, non-adjusted, pre-tax ROE calculation produced a total metric percentage of under 100%.  However, the Compensation Committee considered the sizable book value growth of the Company in 2009, as well as the unprecedented low yields on the assets deployed and the trust preferred securities adjustment as negatively affecting the ROE calculation.  As a result, the Compensation Committee adjusted the ROE calculation to be based on average equity adjusted for the trust preferred securities equity increase of $45 million, which results in an adjusted ROE percentage to produce a total metric percentage of over 100%.
** Revenue growth calculation based on calculating  (2009 total premium minus 2008 total premium)/2008 total premium = 44.2%

The aggregate bonus pool maximum target established for the 2009 fiscal year was $5.8 million, which was fully accrued for in the Company’s fiscal 2009 financial statements.  For employees other than the named executive officers, executive management has discretion to determine the actual incentive compensation paid, which can range from 0% to 200% of the employees’ targeted annual incentive compensation based on the employees’ individual performance for the year.  The total annual incentive compensation paid cannot exceed the aggregate pool approved by the Compensation Committee.

John L. Krug
Division of Corporation Finance
October 15, 2010

The Compensation Committee determines the actual annual incentive compensation for the named executive officers based on the performance metrics used to determine the annual incentive compensation pool and their individual contribution to achieving the performance metrics.  The Committee relied upon the benchmarking survey from our outside compensation consultant, as well as the recommendations from the entire Board of Directors and the chief executive officer, when determining and approving the targeted annual incentive grants of the non-CEO named executive officers.  Such targeted annual incentive grants are a percentage of base salary.  The Compensation Committee considered the following specific factors when considering the annual incentive awards to the non-CEO named executive officers:

•	benchmarking of similarly situated officers in the peer group described above;
•	strategic support of business objectives, such as the GMAC RE integration;
•	building the Sarbanes-Oxley and GAAP compliance activities;
•	maintaining active client interaction and support;
•	progress in expanding the underwriting portfolio and maintaining strong underwriting performance;
•	accelerating the transition of clients from the GMAC RE platform to Maiden Re, and re-underwriting the Maiden Specialty business by successfully reducing catastrophe aggregates;
•	efforts to strengthen the Company’s finance and accounting capabilities, procedures and processes;
•	leading the enterprise risk management effort and Sarbanes-Oxley certification; and
•	significant progress in SEC reporting.

The Compensation Committee determined that Mr. Marshaleck contributed to these factors with strong performance in expanding the capabilities of the finance team, overseeing the successful integration of the GMAC RE and Maiden finance organizations, providing active and strategic finance-function support of business objectives, leading the strengthening of the Sarbanes-Oxley and GAAP compliance activities, and maintaining active client interaction and support.

The Compensation Committee determined that Ms. Schmitt contributed to these factors by leading the U.S. platform to exceed operating targets, driving significant progress in expanding the underwriting portfolio and achieving strong underwriting performance, maintaining a high level of performance accountability in managing the U.S. business, creating strong team alignment after the GMAC RE acquisition, effectively transitioning clients from the GMAC RE platform to Maiden, and directing the re-underwriting of the Maiden Specialty business by successfully reducing catastrophe aggregates.

John L. Krug
Division of Corporation Finance
October 15, 2010

The Compensation Committee determined that Mr. Haveron contributed to these factors through his efforts to strengthen Maiden’s finance and accounting capabilities, enhance operational and financial procedures and processes, provide strong strategic support of the business, develop and drive the implementation of an enterprise risk management activity and Sarbanes-Oxley certification, realize significant progress in improving SEC reporting, and provide effective leadership of Maiden Global Servicing.

Based on the foregoing and the CEO’s overall assessment of their performance, (1) Mr. Marshaleck, who was targeted to receive 100% of his base compensation, was granted an annual incentive grant of 100%, of his base compensation, or $600,000; (2) Ms. Schmitt, who was targeted to receive 75% of her base compensation, was granted an annual incentive grant of 78.75% of her base compensation, or $433,175; and (3) Mr. Haveron, who was targeted to receive 55% of his base compensation, was granted a prorated, annual incentive grant of 67% of his base compensation, or $50,000 (Mr. Haveron joined the Company in September 2009).

In March 2010, based on the aforementioned accomplishments of the Company in 2009 and the other factors described above, the Compensation Committee authorized the funding of the annual incentive compensation pool for 2009 at 100% for all employees.  Further in March 2010, the Compensation Committee unanimously approved the metrics for the 2010 AIP, which are the same as 2009 with one exception: the ROE target was altered to 12.5%, which is consistent with other similarly situated reinsurance companies, as well as for the reasons stated above (i.e. changes in the operating environment, the current investment yield environment and maintaining a conservative investment portfolio).

Long-Term Incentive Program.  We believe that the use of common shares and share-based awards offers the best approach to achieving our compensation goals as equity ownership ties a considerable portion of a named executive officer’s compensation to the performance of our common shares. We intend to increase our emphasis on long-term variable compensation at the senior executive levels because of our desire to reward effective long-term management decision making and provide the named executive officers with a future interest in the Company. While we intend to in the future, we have not as of yet adopted share ownership guidelines for our named executive officers.  We have adopted the amended 2007 Share Incentive Plan, as described in this Proxy Statement, which provides the principal method for our named executive officers to acquire equity interests in the Company.

John L. Krug
Division of Corporation Finance
October 15, 2010

2007 Share Incentive Plan.  We believe stock options align employee incentives with shareholders because options have value only if the share price increases over time.  The Plan is intended to award our employees and named executive officers with proprietary interests in the Company and to provide an additional incentive to promote our success and to remain in our service. The Plan authorizes us to grant incentive stock options, non-qualified stock options and restricted share awards to our employees, officers, directors and consultants. Our Compensation Committee oversees the administration of the Plan. 10,000,000 or our common shares are reserved for issuance under the Plan, of which no more than 2,500,000 (25% of the total number of share currently authorized for issuance under the Plan) may be used for restricted share awards. The Compensation Committee may in the future elect to make grants of restricted shares to our named executive officers but has not done so at this time.  As of September 30, 2010, we have granted stock options to purchase 2,407,230 shares in the aggregate to our senior executives, non-employee directors, employees and other persons.  The Compensation Committee awards stock options based on its evaluation of an individual’s contribution to the Company’s overall success.

As for the named executive officers, Mr. Raschbaum as required by his employment agreement was granted 333,334 options in November 2008 and 333,333 options in November 2009. Mr. Marshaleck was granted 25,000 options in November 2008, 75,000 options in February 2009, and 50,000 options in March 2010. Ms. Schmitt was granted 25,000 options in November 2008, 75,000 options in February 2009, and 50,000 options in March 2010. Mr. Haveron was granted 40,000 options in March 2010.  The stock options granted to Mr. Marshaleck, Ms. Schmitt and Mr. Haveron, along with the rest of the employees, are at the complete discretion of the Compensation Committee.  Until we create a formal long term incentive plan, the only form of long term compensation presently awarded to the named executive officers are via stock options and are well within the benchmarked long term awards granted to similarly situated executives.

Retirement Plan.  We do not provide either a qualified or non-qualified pension plan for our named executive officers. However, it is intended that all of our employees will be eligible to participate in pension plans which have been or will be established on their behalf.

Change in Control and Severance Arrangements.  We do not maintain change in control agreements with any of our named executive officers. We do not provide any other severance benefits, other than as may be provided from time to time in an executive’s employment agreement. Currently, none of the employment agreements with our named executive officers provide for a change in control or severance payments.

2.
The additional information in your proposed revisions to the CD&A constitutes substantial and material information that should have been included in your CD&A for 2009.  As previously requested, please include the revised CD&A, as augmented by the previous comment, in an amended Form 10-K.  You should file this amendment promptly.

Per the Staff’s request, the Company is filing an amended Form 10-K in conjunction with the New Comment Letter.

In connection with our response to the New Comment Letter, the Company hereby acknowledges that:

John L. Krug
Division of Corporation Finance
October 15, 2010

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information provided to the Staff in the Staff’s review of our filings or in response to the Staff’s comments on our filings.

The Company trusts that you will find the foregoing to be responsive to the Staff’s comments.  Please contact the Company’s General Counsel Lawrence F. Metz at (856) 359-2586 if you require any further information.

Sincerely,

/s/ Arturo M. Raschbaum
Arturo M. Raschbaum
President and Chief Executive Officer

cc:	John M. Marshaleck (Chief Financial Officer)
Patrick J. Haveron (Executive Vice President)
Lawrence F. Metz, Esq. (SVP, General Counsel and Secretary)
William C. Hicks, Esq. (Edwards Angell Palmer & Dodge LLP)